Exhibit (a)(5)(Q)

Corporate Contact:

Margarita Veniou

Chief Corporate Development, Governance &

Communications Officer and Board Secretary

Telephone: + 30-210-9470-100

Email: mveniou@dianashippinginc.com

Website: www.dianashippinginc.com

X: @Dianaship

Investor Relations Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1540

New York, N.Y. 10169

Tel.: (212) 661-7566

Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel

Okapi Partners

(212) 297-0720

info@okapipartners.com

Media Contact:

Mark Semer / Grace Cartwright

Gasthalter & Co.

Tel: (212) 257-4170

DianaShipping@gasthalter.com

DIANA SHIPPING INC. URGES GENCO SHIPPING & TRADING SHAREHOLDERS TO VOTE FOR JENS ISMAR AND PAUL CORNELL TO THE BOARD, AND VOTE AGAINST GENCO’S POISON PILL AND EQUITY INCENTIVE PLAN AHEAD OF ANNUAL MEETING ON JUNE 18

Shareholders Have a Critical Opportunity to Send a Strong Message to Genco’s Entrenched Board

Significant Investor Support Emerging to Defeat Proposals to Ratify Genco's Poison Pill and Equity Incentive Plan — Both of Which ISS Has Recommended Shareholders Vote Against

Diana Urges Genco Shareholders to Vote the GOLD Universal Proxy Card "FOR" Jens Ismar and Paul Cornell, Who Will Bring Fresh Perspectives to the Genco Board, "WITHHOLD" on Basil G. Mavroleon and Arthur L. Regan, and "AGAINST" Ratifying Genco's Poison Pill and Equity Incentive Plan

Athens, Greece – June 11, 2026 – Diana Shipping Inc. (NYSE: DSX) (“Diana” or “the Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today urged Genco shareholders to use the June 18 Annual Meeting of Shareholders (the "Annual Meeting") as an opportunity to send a clear and decisive message about the Genco Board of Directors' (the "Genco Board") track record of entrenchment and favoring the interests of Genco management over shareholders — by voting FOR Diana's nominees Jens Ismar and Paul Cornell, who would bring fresh, independent perspectives to the Genco Board, and AGAINST Genco's proposals to ratify its poison pill and equity incentive plan. With significant investor support emerging against both governance proposals, Diana believes shareholders have a rare and time-sensitive opportunity to hold the Genco Board accountable.

Diana encourages all Genco shareholders to vote the GOLD universal proxy card:

•	AGAINST Genco's equity incentive plan (Proposal 3): Institutional Shareholder Services ("ISS") has recommended shareholders vote AGAINST Genco's equity incentive plan, finding the cost excessive and citing concerns about plan features and grant practices. The proposed amendment would authorize an additional 1.673 million shares, diluting current shareholders by approximately 3.8%, and includes an expansive change-in-control definition that could trigger accelerated vesting of equity awards and impose additional costs on Genco shareholders. Shareholders have expressed meaningful opposition to this proposal, and Diana believes a vote against adoption of the incentive plan sends an important message that the Genco Board's compensation practices — including paying out excessive incentive awards despite reporting a net loss in 2025 — are not acceptable.

•	AGAINST ratification of Genco's poison pill (Proposal 5): ISS has also recommended shareholders vote AGAINST the poison pill, finding that its proposed extension raises concern about the Genco Board’s use of it as a long-term entrenchment mechanism. The Genco Board adopted the overly aggressive poison pill without shareholder approval and is now asking shareholders to approve a three-year extension. The Genco Board does not really care how shareholders vote on the poison pill – they have elected to make this an advisory vote, meaning that even if shareholders vote against the pill, they can ignore the result entirely, and amend or extend the poison pill unilaterally. Shareholders should be aware that ISS found that the poison pill “does not provide a reasonable means for redemption…if another party attempts to acquire Genco” and that the poison pill may “discourage potential acquirors from making a qualified offer” for Genco. Shareholders should ask themselves whether they are willing to accept the Genco Board’s entrenchment for the next three years.

Diana believes there is significant investor support to defeat both of these critical proposals, and urges all shareholders who have not yet voted to make their voices heard.

*Diana has neither sought nor obtained consent from ISS to use previously published information in this press release.

Voting FOR Jens Ismar and Paul Cornell to serve on the Genco Board is the best way to ensure that the will of shareholders is properly considered if the advisory proposal regarding the poison pill is defeated.

Mr. Ismar and Mr. Cornell are independent drybulk executives who would bring fresh perspectives and directly relevant expertise to the Genco Board and would work alongside the tenured directors already in place to consider all opportunities to create value for shareholders — including rescinding the poison pill.

Diana also urges shareholders to vote WITHHOLD on Basil G. Mavroleon and Arthur L. Regan. Mr. Mavroleon has served on the Genco Board for more than 20 years and — as chair of the Compensation Committee — increased executive compensation in 2025 despite Genco reporting a net loss, moved the goalposts when management missed its own performance targets, and approved a new enhanced severance plan for executives following Diana's offer. Mr. Regan was Genco’s Executive Chairman from 2016 to 2021 and now chairs the Nominating and Corporate Governance Committee — the very committee responsible for evaluating Diana's nominees and recommending the Genco Board's response to Diana's proposals. Notably, ISS recommended a WITHHOLD vote on Mr. Regan at last year's annual meeting, and nearly 31% of shareholders voted against his reelection. The Genco Board took no meaningful action in response.

Diana believes Genco shareholders deserve a Board that will act to serve their interests — and that Jens Ismar and Paul Cornell are exactly the kind of independent, experienced voices needed to bring fresh perspectives into the boardroom and ensure all strategic opportunities are properly evaluated on behalf of all shareholders.

DIANA’S $24.80 PER SHARE ALL CASH OFFER IS STILL ON THE TABLE.

VOTE GOLD TODAY.

Diana has updated its GOLD universal proxy card to reflect its updated slate and recommendation that shareholders vote “FOR” Jens Ismar and Paul Cornell and WITHHOLD on Genco nominees Basil G. Mavroleon and Arthur L. Regan.

Shareholders who have already voted on the previously circulated GOLD card for Mr. Ismar and Mr. Cornell do not need to take any additional action — votes for Ismar and Cornell will be counted. Shareholders who have voted the WHITE card can change their vote by signing, dating and returning the GOLD universal proxy card. Only the latest-dated proxy will count. Please act as soon as possible —the Annual Meeting is on June 18, 2026.

Diana also reminds shareholders that its $24.80 per share all-cash tender offer remains live. Shareholders who have not yet tendered their shares are encouraged to do so prior to the tender offer's expiration at 5:00 p.m., New York City time, on June 26, 2026, unless further extended. The proxy vote and the tender offer are independent of each other — shareholders can and should act on both.

For additional information about Diana's nominees, its case for change, and other materials related to its proxy campaign, please visit www.CashforGenco.com.

For assistance voting or tendering shares, contact Diana’s proxy solicitor and information agent, Okapi Partners LLC, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

About Diana Shipping Inc.

Diana Shipping Inc. (“Diana”) (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. Diana’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this communication and other statements made by Diana or Star Bulk, as applicable, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of Diana, Star Bulk or their respective management teams, which are other than statements of historical facts.

Diana and Star Bulk desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, Diana’s proposal to acquire Genco and the anticipated benefits of such a transaction, and Diana’s ability to finance such transaction. Forward looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release and in other statements made by Diana or Star Bulk, as applicable, are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Diana’s or Star Bulk’s records, Genco’s public filings and disclosures and data available from third parties. Although Diana or Star Bulk, as applicable, believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond their control, Diana or Star Bulk, as applicable, cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

The forward-looking statements in this communication are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of Diana, Star Bulk or Genco; (vi) the possibility that shareholders of Genco will not elect to tender their shares of common stock of Genco in connection with the Offer (as defined below) or that the conditions to consummation of the Offer are not satisfied; and (vii) general economic, market, and industry conditions. These and other risks are described in documents filed by Diana with, or furnished by Diana to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC, and are described in documents filed by Star Bulk with, or furnished by Star Bulk to, the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. Neither Diana nor Star Bulk undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

Diana and certain other Participants (as defined below) have filed a definitive proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies for, among other matters, the election of Diana’s director nominees to the board of directors of Genco at Genco’s 2026 Annual Meeting, the passage of Diana’s proposal to repeal, at Genco’s 2026 Annual Meeting, by-laws of Genco not publicly disclosed by Genco on or prior to August 28, 2025 and a proposal that the board of directors of Genco conduct a process to explore strategic alternatives (such definitive proxy statement and the accompanying universal GOLD proxy card are available here and the supplement to Diana’s definitive proxy statement and updated accompanying GOLD universal proxy card are available here).

Shareholders of Genco are strongly advised to read the Participants’ proxy statement and other proxy materials, including the accompanying GOLD proxy card, as they become available because they will contain important information. The Participants’ definitive proxy statement, and other proxy materials when filed, are available at no charge on the SEC’s website at www.sec.gov.

The definitive proxy statement and other relevant documents filed by Genco with the SEC are also available, without charge, by directing a request to Diana’s proxy solicitor, Okapi Partners LLC, at its toll-free number (855) 305-0857 or via email at info@okapipartners.com.

Certain Information Regarding Participants in the Solicitation

The participants in the proxy solicitation (the “Participants”) are Diana; Semiramis Paliou, Director and Chief Executive Officer of Diana; Simeon Palios, Director and Chairman of Diana; Ioannis G. Zafirakis, Director and President of Diana; Maria Dede, co-Chief Financial Officer and Treasurer of Diana; Margarita Veniou, Chief Corporate Development, Governance & Communications Officer and Secretary of Diana; Evangelos Sfakiotakis, Chief Technical Investment Officer of Diana; Maria-Christina Tsemani, Chief People and Culture Officer of Diana; Anastasios Margaronis, Director of Diana; Kyriacos Riris, Director of Diana; Apostolos Kontoyannis, Director of Diana; Eleftherios Papatrifon, Director of Diana; Simon Frank Peter Morecroft, Director of Diana; and Jane Sih Ho Chao, Director of Diana; Diana’s nominees, Jens Ismar and Paul Cornell; Star Bulk Carriers Corp. (“Star Bulk”); Petros Pappas, Director and Chief Executive Officer of Star Bulk; and Hamish Norton, President of Star Bulk.

As of the date hereof, Diana is the beneficial owner of 6,264,548 shares of Genco common stock, representing approximately 14.4% of the outstanding shares of common stock of Genco. As of the date hereof, none of Semiramis Paliou, Simeon Palios, Ioannis G. Zafirakis, Maria Dede, Margarita Veniou, Evangelos Sfakiotakis, Maria-Christina Tsemani, Anastasios Margaronis, Kyriacos Riris, Apostolos Kontoyannis, Eleftherios Papatrifon, Simon Frank Peter Morecroft, Jane Sih Ho Chao, Jens Ismar, Paul Cornell, Star Bulk, Petros Pappas, or Hamish Norton beneficially owns any Genco common stock.

Information Regarding the Offer

On May 4, 2026, Diana commenced a tender offer (the “Offer”), through its wholly owned subsidiary 4 Dragon Merger Sub Inc., to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. On May 27, 2026, Diana (i) increased the offer price from $23.50 per share in cash to $24.80 per share in cash, and (ii) extended the expiration of the Offer to 5:00 p.m., New York City time, on June 26, 2026, unless further extended. To the extent that Genco declares a cash dividend or other distribution on the Genco shares, the offer price will be reduced by the amount payable per share.

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco's outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco's shareholder rights plan; (iv) the Genco Board's approval of the transaction under certain affiliate transaction provisions in Genco’s charter and (v) other customary conditions. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same $24.80 per share in cash that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive $24.80 per share in cash. Importantly, shareholders who tender in the Offer may receive their cash sooner than those whose shares are acquired in the second-step merger.

The Offer to Purchase and related Letter of Transmittal are being mailed to Genco shareholders and will be filed with the U.S. Securities and Exchange Commission. Copies of these materials will be available at no charge on the SEC's website at www.sec.gov.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.